UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-14968

Eateries, Inc.

(Exact name of registrant as specified in its charter)

1220 S. Santa Fe Avenue, Edmond, Oklahoma 73003

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.002 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     X                   Rule 12h-3(b)(1)(i)  ____

Rule 12g-4(a)(1)(ii) ____                 Rule 12h-3(b)(1)(ii)  ____

Rule 12g-4(a)(2)(i) ____                  Rule 12h-3(b)(2)(i)  ____

Rule 12g-4(a)(2)(ii) ____                 Rule 12h-3(b)(2)(ii)  ____

                                    Rule 15d-6  ____

Approximate number of holders of record as of the certification or notice date: 186

Pursuant to the requirements of the Securities Exchange Act of 1934 Eateries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 8, 2003                        By: /s/ Vincent F. Orza, Jr.

                                                                   Vincent F. Orza, Jr., Chief Executive Officer